Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Superior Energy Services, Inc.:
We consent to the use of our reports dated February 28, 2007, with respect to the consolidated balance sheets of Superior Energy Services, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting incorporated herein by reference.
Our report for the year ended December 31, 2006 refers to a change in the method of accounting for share-based payments.
/s/ KPMG LLP
New Orleans, Louisiana
September 21, 2007